Exhibit 99.1

ASX Market Announcement

Director Resignation

Melbourne, 24 September 2019, Genetic Technologies Limited (‘Company’) wishes to announce that Dr Paul Kasian has resigned as Executive Chairman and a director of the Company with immediate effect.

As announced on 11 July 2019 Dr Kasian was acting Chief Executive Officer during the Company’s recruitment process. The Company intends to continue that recruitment process to appoint a new Chief Executive Officer and, in the interim, Dr George Muchnicki will now assume the role as acting Chief Executive (at no additional cost to the Company). The Board has already initiated the search for a new director and Chair and hopes to soon make an announcement informing the market regarding this.

The Board thanks Dr Kasian and wishes him well in his future endeavours.

The Company is also continuing to explore funding alternatives and has a general shareholders meeting convened for this Thursday 26 September for shareholders to consider ratifying relevant prior issues of securities and the possible capital raising by the Company with Aegis Credit Corp.

ENDS

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000